FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
Of The Securities Exchange Act of 1934

For the month of April, 2013

ALBERTA STAR DEVELOPMENT CORP.

(SEC File No. 0-31172)

506 – 675 West Hastings Street
Vancouver, B.C. V6B 1N2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F [ X ] Form 40-F [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ] No [ X ]

ALBERTA STAR DEVELOPMENT CORP.
Suite 506 - 675 West Hastings Street Vancouver British Columbia V6B 1N2

NEWS RELEASE

April 9, 2013	TSX-V Trading Symbol: ASX
OTC BB Trading Symbol: ASXSF
FRANKFURT Trading Symbol: QLD

ALBERTA STAR AGREES TO SALE OF OIL AND GAS ASSETS FOR $1.875 MILLION

Alberta Star Development Corp. (TSXV: ASX; OTC BB: ASXSF) has entered into an agreement with an arms-length purchaser for the sale of its heavy oil assets in Alberta and Saskatchewan for total consideration of $1,875,000 payable in cash at closing, subject to industry standard adjustments.

Closing is scheduled for April 22, 2013, subject to acceptance for filing by the TSX Venture Exchange.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Robert Hall, Corporate Development, Director
Alberta Star Development Corp.
Tel: (604) 488-0860
rthall@shaw.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the Policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALBERTA STAR DEVELOPMENT CORP.

Date:	April 10, 2013	By:	/s/ Stuart Rogers
	Stuart Rogers		Director